UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement

Unregistered Sales of Equity Securities

Securities Purchase Agreement

On January 3, 2023, Freight Technologies Inc. (the “Company”) and Freight Opportunities LLC (“Freight Opportunities”) entered into a Securities Purchase Agreement pursuant to which the Company agreed to issue and Freight Opportunities agreed to purchase a convertible promissory note in the principal amount of up to $6,593,407 (the “Note”) and a warrant to purchase the Company’s ordinary shares (the “Warrant”). The Note carries an original issue discount of nine percent (9%), or in the aggregate, up to $593,407 (the “OID”).

The securities purchase shall close in tranches (each, a “Tranche”), with the Closing of the first Tranche consisting of note with an aggregate purchase price of $1,650,000 and an aggregate principal amount (including OID) of $1,813,187.00 (the “Initial Closing”). So long as no Event of Default has occurred under the note, the closing of (i) the second Tranche, consisting of an aggregate purchase price of $1,100,000 and an aggregate principal amount (including OID) of $1,208,791.00, shall occur within sixty (60) business days of the Initial Closing; and (ii) the third Tranche, consisting of the aggregate purchase price of up to $3,250,000 and an aggregate principal amount (including OID) of up to $3,571,429.00, shall occur no later than the fifth (5th) business day (i) upon satisfaction of the Equity Conditions (as defined in the Note) and (ii) provided that the Company’s ordinary shares have a daily VWAP of over $1.00 for 20 of the last 20 Trading Days (as defined in the Note) prior to the closing and the daily dollar trading volume of the ordinary shares shall have exceeded $500,000 for 20 of the last 30 Trading Days prior to the closing (which conditions may be waived in the sole and absolute discretion of Freight Opportunities, and in such event such Tranche may funded in whole or in part in the sole discretion of Freight Opportunities. Notwithstanding the foregoing, Freight Opportunities shall have no obligation to fund the third Tranche if the Third Tranche Conditions (as defined in the Note) have not been met by the date that is three (3) years from January 3, 2023.

Interest rate on the Note shall reset daily and accrue (a) for payments made in cash, at a rate equal to the greater of (i) the Prime Rate plus four percent (4%) per annum, or (ii) nine percent (9%) and (b) for payments made in ordinary shares, at a rate equal to the greater of (i) the Prime Rate plus six percent (6%) per annum, or (ii) nine percent (9%). Subject to provisions of Section 1.2 of the Note, at the option of the Company, the Company may, upon not less than five business days’ written notice to Freight Opportunities prior to the date on which interest is due (the “Interest Date”), pay such interest (i) in cash or (ii) in such number of fully paid and non-assessable ordinary shares as is determined by dividing (x) that portion of the interest by the Interest Conversion Rate (as defined in the Note). Interest shall be due and payable on the last Trading Day of each fiscal quarter of the Company during the term of the Note; provided that if the Equity Conditions (as defined in the Note) are not satisfied, then the Company shall be required to make such payment of interest in cash, which requirement may be waived by Freight Opportunities, in its sole discretion.

The Note has a maturity date of January 3, 2029 upon which the principal amount for each Tranche, shall be due and payable.

The Note shall be convertible (in whole or in part), at the option of Freight Opportunities, into such number of fully paid and non-assessable ordinary shares as is determined by dividing (x) that portion of (A) the outstanding principal amount, (B) accrued and unpaid interest with respect to such outstanding principal amount of this Note, (C) the Make-Whole Amount (as defined in the Note), if any, that it elects to convert (the “Conversion Amount”) by (y) $0.23 (the “Conversion Price”).

Also on January 3, 2023, the Company issued to Freight Opportunities a Warrant to purchase up to 28,666,985 of its ordinary shares at an exercise price of $1.50. The Warrant carries a cashless exercise feature and an expires on January 3, 2033.

The funding from the Note is intended to be used for general working capital purposes in support of the Company’s anticipated growth.

The preceding description of the aforementioned agreements and securities does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, the form of Note and Warrant, which are filed as exhibits to this report and incorporated herein by reference.

The foregoing securities were offered and sold by the Company in reliance upon an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder.

Other Events

The Company is introducing a new product line in the Less Than Truckload segment (“LTL”) in Mexico, to complement its present FTL offerings with a start of operations no later than during the second quarter in 2023.

The Company is also revising its 2022 gross revenue guidance to approximately $26 to $27 million, a growth of more than 20% over prior year levels but lower than previously provided guidance.

The Company updated activities in relation to a legal matter with a Florida limited liability company and its principal officer (“Plaintiff”) and Freight App, Inc., f/k/a FreightHub, Inc., a Delaware corporation (“FreightHub”) (“Defendant”). The parties are in the middle of a number of legal actions and the eventual resolution of the actions at this stage remains unknown.

Exhibits

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement
10.2	Form of Note
10.3	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2023	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer